Mail Stop 4561
Via fax: (406) 522-4227

January 4, 2010

Mr. Jeffrey C. Davidson
Chief Financial Officer, Vice President and Treasurer
Rightnow Technologies, Inc.
136 Enterprise Boulevard
Bozeman, Montana 59718

> **Re:** **Rightnow Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 6, 2009**
> **Form 8-K/A Filed December 3, 2009**
> **File No. 000-31321**

Dear Mr. Davidson:

We have reviewed your response letter dated December 11, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 30, 2009.

Form 10-K for the Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 25

1. We note from your response to prior comment 3 that bookings are firm orders to deliver software and services in the future. While we further note your intent to disclose unbilled deferred revenue backlog on an annual basis in your future

Forms 10-K, tell us what consideration you have given to also including these disclosures in your quarterly reports on Forms 10-Q. In this regard, we note management monitors this metric and has discussed bookings (closed contract value in a given quarter) in your earnings calls since Q4 2008 and therefore, it would seem appropriate to include a discussion of such metric in your MD&A disclosures pursuant to the guidance in SEC Release 33-8350.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed on April 21, 2009)

Compensation Discussion and Analysis

Compensation Components and Process, page 18

2.   It remains unclear from your response to prior comment 7 and the disclosure in your filing how the external market data from published surveys and from your "peer companies" affects compensation decisions for your named executive officers. You state that your compensation committee uses benchmarking as a "reality check," and that the committee "does not target compensation to fall within a specified range against the benchmarks, either for an individual officer or for the executive officers as a group." Please clarify the nature of the "benchmarks" to which you refer, for overall compensation and for any applicable material element of compensation, and describe more specifically how the committee's consideration of external market data translates into actual pay determinations. In addition, elaborate to explain how the compensation committee utilizes the market data as a "reality check," if it does not target compensation to fall within a benchmarked range. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Compliance and Disclosure Interpretations on Regulation S-K.

For example, we note that page 21 of your proxy statement discloses that base salaries for 2008, 2007, and 2006 for each of your executive officers other than Mr. Gianforte were increased based in part on "compensation paid by [y]our market peer companies." Please state where your executive officers' base salaries fell as compared to the external market data, and explain how this comparison, as well as the other factor(s) considered, influenced the compensation committee's decision to adjust salaries in the amount that it did. We note the statement in your response that the committee does not consider benchmarking exclusively in making compensation decisions; you should nonetheless provide substantive analysis and insight into how the committee determined the amount to pay for each material element of compensation, addressing each consideration that was material to the committee's decision-making process.

Form 8-K/A Filed December 3, 2009

3.   We note that in response to our prior comment 11 you filed a Form 8-K/A on December 3, 2009, which included the audit opinion of Gordon, Hughes & Banks LLP for the audit of HiveLive's December 31, 2007 financial statements. Please revise to include the consent of Gordon, Hughes & Banks LLP allowing for the use of their audit opinion in the amended Form 8-K, as filed.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief